VioQuest Pharmaceuticals, Inc.
180 Mount Airy Road, Suite 102
Basking Ridge, NJ 07920
(908) 766-4400

August 7, 2008

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey Riedler

Re:	VioQuest Pharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-1, as amended Filed August 5, 2008 File No. 333-151115

Dear Mr. Riedler:

On behalf of the Company, the undersigned respectfully requests that the above-referenced Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on August 7, 2008, or as soon thereafter as is practicable.

On behalf of the Company, the undersigned hereby acknowledges the following:

1. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

VioQuest Pharmaceuticals, Inc.

By:	/s/ Christopher P. Schnittker
Christopher P. Schnittker
Vice President and Chief Financial Officer

cc: Song Brandon, Esq. (via facsimile 202-772-9217)